UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 9, 2026

MOUNTAIN LAKE ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43075	98-1891915
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

930 Tahoe Blvd STE 802 PMB 45

Incline Village, NV 89451

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (775) 204-1489

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	MLAAU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	MLAA	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	MLAAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

On April 9, 2026, Mountain Lake Acquisition Corp. II, a special purpose acquisition company (“MLAC II” or the “Company”), and Terra Quantum AG (“Terra Quantum”), a quantum technology company, issued a press release announcing that they have entered into a non-binding letter of intent to enter into a business combination. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Completion of the proposed transaction is subject to the negotiation of a definitive agreement and the satisfaction of conditions contained therein. The parties will announce additional details regarding the proposed business combination if and when a definitive agreement is executed. Accordingly, there can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated or, if a transaction is consummated, as to its terms, structure or timing. Any transaction would be subject to the completion of satisfactory due diligence, negotiation of definitive agreements, board and shareholder approvals, regulatory approvals, and other customary conditions.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings.

Additional Information and Where to Find It

If a definitive agreement is entered into in connection with the proposed business combination, MLAC II or a newly formed holding company will prepare and file a registration statement on Form S-4 or Form F-4, including a preliminary proxy statement/prospectus (the “Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). MLAC II urges investors and securityholders to read the proxy statement/prospectus and other documents filed with the SEC when they become available, as they will contain important information regarding the proposed business combination. The Proxy Statement will be distributed to holders of MLAC II’s Class A Ordinary Shares in connection with MLAC II’s solicitation of proxies for the vote by MLAC II’s shareholders with respect to the proposed business combination and other matters as will be described therein. All SEC filings will be available free of charge at www.sec.gov, or by directing a request to: Mountain Lake Acquisition Corp. II, 930 Tahoe Blvd STE 802 PMB 45, Incline Village, NV 89451; phone number: +1 (775) 204-1489.

Participants in the Solicitation

MLAC II and Terra Quantum and each of their directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. Information about the directors and executive officers of MLAC II and a description of their interests in MLAC II and the proposed transaction is contained in MLAC II’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on March 20, 2026 (the “Annual Report”).

Information about MLAC II’s directors’ and executive officers’ interests in the proposed transaction, as well as information about Terra Quantum’s directors and executive officers and a description of their interests in Terra Quantum and the proposed transaction will be set forth in the Proxy Statement relating to the proposed transaction when it is filed with the SEC. When available, the above referenced documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between MLAC II and Terra Quantum, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the products being developed by Terra Quantum and the markets in which Terra Quantum intends to operate, business strategies, debt levels, industry environment, potential growth opportunities and the effects of regulations. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “positions,” “enables” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of MLAC II’s securities; (ii) the risk that the proposed business combination may not be completed by MLAC II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the shareholders of MLAC II or Terra Quantum, and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Terra Quantum’s business relationships, performance and business generally; (v) risks that the proposed business combination disrupts current plans of Terra Quantum; (vi) the outcome of any legal proceedings that may be instituted against MLAC II, Terra Quantum or related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of MLAC II’s securities on NASDAQ; (viii) the price of MLAC II’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Terra Quantum plans to operate, variations in performance across competitors, changes in laws and regulations affecting Terra Quantum’s business and changes in the combined capital structure; (ix) the ability to implement business plans, forecasts and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (x) the impact of global economic and political conditions, including the Russia-Ukraine conflict and the U.S. war with Iran. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in MLAC II’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and MLAC II and Terra Quantum assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither MLAC II nor Terra Quantum gives any assurance that either MLAC II or Terra Quantum will achieve its expectations.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Terra Quantum, MLAC II or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release dated April 9, 2026.
104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOUNTAIN LAKE ACQUISITION CORP. II

Date: April 9, 2026	By:	/s/ Paul Grinberg
		Name:	Paul Grinberg
		Title:	Chief Executive Officer

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